UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
November 22, 2010

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Zogenix Inc.

File No. 333-169210 - CF# 25720

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Zogenix Inc. submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form S-1 filed on September 3, 2010, as amended.

Based on representations by Zogenix Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 4.9	through October 27, 2013
Exhibit 10.8	through January 6, 2020
Exhibit 10.9	through September 7, 2020
Exhibit 10.13	through September 7, 2020
Exhibit 10.15	through September 7, 2020
Exhibit 10.16	through September 7, 2020
Exhibit 10.17	through September 7, 2020
Exhibit 10.18	through September 7, 2013
Exhibit 10.19	through April 1, 2012
Exhibit 10.20	through June 30, 2013
Exhibit 10.21	through September 7, 2013
Exhibit 10.22	through September 7, 2013
Exhibit 10.23	through September 7, 2013
Exhibit 10.25	through January 1, 2014
Exhibit 10.27	through October 20, 2013

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Daniel S. Greenspan
Special Counsel